January 21, 2025

Robert Duggan
Chairman and Co-Chief Executive Officer
Summit Therapeutics, Inc.
601 Brickell Key Drive, Suite 1000
Miami, FL 33131

       Re: Summit Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-36866
Dear Robert Duggan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences